SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.     )*

First American Capital Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

31848M 10 2

(CUSIP Number)

Anita F. Larson, General Counsel
Brooke Corporation
10950 Grandview Drive, Bldg 34, Suite 600
Overland Park, KS  66210
(800) 642-1872

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 3, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box [     ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 31848M 10 2

1.

Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Michael N. Fink
Michelle D. Fink
Norma Lou Fink
Larry Allen
David J. Bensema
Marian E. Bensema
Steven Barry Bing
David H. or Luella W. Bolender (Trustees of Bolender Family Trust Agreement)
Daniel D. Briscoe
James E. Douglas
Janet B. Douglas
Charles Hamilton
Randall P. Harvey
Diane K. Harvey
Daniel W. Kemp
Pamela A. Reeves
Hayward F. Spinks
Nancy P. Spinks
Randy N. Verdi
Yvonne A. Willer
James L. Williams

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) Not Applicable

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power None

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person Not Applicable

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) Not Applicable

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Schedule relates to the private sale by the Reporting Persons of common stock of First American Capital Corporation (the “Common Stock”), whose principal place of business is located at 1303 SW First American Place, Topeka, Kansas  66604.

Item 2.	Identity and Background
I. (a) Name: Michael N. Fink
(b) Address: 2581 Walnut Grove Lane, Lexington, KY 40509-9757
(c) Occupation: Principal occupation has been in insurance services and ranching. The business address is 2581 Walnut Grove Lane, Lexington, KY 40509-9757.

(d) – (e) Sanctions:  During the last five years, Michael N. Fink has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has Michael N. Fink, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, a result of which was to subject it to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship: United States of America
II. (a) Name: Michelle D. Fink
(b) Address: 2581 Walnut Grove Lane, Lexington, KY 40509-9757
(c) Occupation: Principal occupation has been as homemaker. The address is 2581 Walnut Grove Lane, Lexington, KY 40509-9757

(d) – (e) Sanctions:  During the last five years, Michelle D. Fink has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has Michelle D. Fink, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, a result of which was to subject her to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship: United States of America
III. (a) Name: Norma Lou Fink
(b) Address: Route 2, Box 140, Broken Bow, NE 68822

(c) Occupation: Principal occupation has been as a nurse. The business address is 145 Memorial Dr., Broken Bow, NE 68822.

(d) – (e) Sanctions:  During the last five years, Norma Lou Fink has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has Norma Lou Fink, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, a result of which was to subject her to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship: United States of America
IV. (a) Name: Larry Allen
(b) Address: 5753 Haddington Dr., Dublin Ohio 43017
(c) Occupation: Principal occupation has been as a minister. The business address is 6400 Post Road, Dublin, OH 43016.

(d) – (e) Sanctions:  During the last five years, Larry Allen has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has Larry Allen, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, a result of which was to subject her to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship: United States of America
V. (a) Name: David J. Bensema
(b) Address: 2108 Woodmont Drive, Lexington, KY 40502
(c) Occupation: Principal occupation has been as a physician. The business address is 120 N. Eagle Creek Dr., Lexington, KY 40509

(d) – (e) Sanctions:  During the last five years, David J. Bensema has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has David J. Bensema, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, a result of which was to subject her to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship: United States of America

VI. (a) Name: Marian E. Bensema
(b) Address: 2108 Woodmont Drive, Lexington, KY 40502
(c) Occupation: Principal occupation has been as a pathologist. The business address is 1740 S. Limestone, Lexington, KY 40503.

(d) – (e) Sanctions:  During the last five years, Marian E. Bensema has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has Marian E. Bensema, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, a result of which was to subject her to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship: United States of America
VII. (a) Name: Steven Barry Bing
(b) Address: 2120 Cave Spring Place, Anchorage, KY 40223
(c) Occupation: Principal occupation has been in investment management. The business address is 4229 Bardstown Rd., Suite 315, Louisville, KY 40218

(d) – (e) Sanctions:  During the last five years, Steven Barry Bing has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has Steven Barry Bing, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, a result of which was to subject her to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship: United States of America
VIII. (a) Name: David H. or Luella W. Bolender (Trustees of Bolender Family Trust Agreement)
(b) Address: 23647 Ringgold So. Road, Circleville, OH 43113
(c) Occupation: Principal occupation has been in farming. The business address is 23647 Ringgold So. Road, Circleville, OH 43113.

(d) – (e) Sanctions:  During the last five years, David H. or Luella W. Bolender has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has David H. or Luella W. Bolender, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, a result of which was to subject her to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) Citizenship: United States of America
IX. (a) Name: Daniel D. Briscoe
(b) Address: 1408 Somerhill Way, Louisville, KY 40223
(c) Occupation: Principal occupation has been as a lobbyist. The business address is 1408 Somerhill Way, Louisville, KY 40223.

(d) – (e) Sanctions:  During the last five years, Daniel D. Briscoe has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has Daniel D. Briscoe, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, a result of which was to subject her to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship: United States of America
X. (a) Name: James E. Douglas
(b) Address: 2267 Bahama Road, Lexington, KY 40509
(c) Occupation: Retired.

(d) – (e) Sanctions:  During the last five years, James E. Douglas has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has James E. Douglas, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, a result of which was to subject her to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship: United States of America
XI. (a) Name: Janet B. Douglas
(b) Address: 2267 Bahama Road, Lexington, KY 40509
(c) Occupation: Principal occupation has been as a church treasurer. The business address is 460 E. Main Street, Lexington, KY 40507.

(d) – (e) Sanctions:  During the last five years, Janet B. Douglas has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has Janet B. Douglas, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, a result of which was to subject her to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship: United States of America
XII. (a) Name: Charles Hamilton
(b) Address: 1788 Cedar Grove Rd., Sheperdsville, KY 40165
(c) Occupation: Principal occupation has been in agricultural services. The business address is 1788 Cedar Grove Rd., Sheperdsville, KY 40165.

(d) – (e) Sanctions:  During the last five years, Charles Hamilton has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has Charles Hamilton, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, a result of which was to subject her to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship: United States of America
XIII. (a) Name: Randall P. Harvey
(b) Address: 8587 Gosling Way, Powell, OH 43065-6629
(c) Occupation: Principal occupation has been as a software programmer. Business address not available and will be provided by amendment.

(d) – (e) Sanctions:  During the last five years, Randall P. Harvey has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has Randall P. Harvey, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, a result of which was to subject her to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship: United States of America
XIV. (a) Name: Diane K. Harvey
(b) Address: 8587 Gosling Way, Powell, OH 43065-6629
(c) Occupation: Principal occupation has been as a homemaker. The business address is 8587 Gosling Way, Powell, OH 43065-6629.

(d) – (e) Sanctions:  During the last five years, Diane K. Harvey has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has Diane K. Harvey, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, a result of which was to subject her to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship: United States of America
XV. (a) Name: Daniel W. Kemp
(b) Address: 830 Gatehouse Lane, Columbus, OH 43235
(c) Occupation: Principal occupation has been as an attorney. The business address is 830 Gatehouse Lane, Columbus, OH 43235.

(d) – (e) Sanctions:  During the last five years, Daniel W. Kemp has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has Daniel W. Kemp, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, a result of which was to subject her to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship: United States of America
XVI. (a) Name: Pamela A. Reeves
(b) Address: 2010 Longview Drive, Georgetown, KY 40324
(c) Occupation: Principal occupation has been as a mortgage loan broker. The business address is Longview Drive, Georgetown, KY 40324.

(d) – (e) Sanctions:  During the last five years, Pamela A. Reeves has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has Pamela A. Reeves, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, a result of which was to subject her to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship: United States of America
XVII. (a) Name: Hayward F. Spinks
(b) Address: 192 Windward Lane, Hartford, KY 42347

(c) Occupation: Principal occupation has been as a rancher/farmer. The business address is 192 Windward Lane, Hartford, KY 42347.

(d) – (e) Sanctions:  During the last five years, Hayward F. Spinks has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has Hayward F. Spinks, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, a result of which was to subject her to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship: United States of America
XVIII. (a) Name: Nancy P. Spinks
(b) Address: 192 Windward Lane, Hartford, KY 42347
(c) Occupation: Principal occupation has been as a rancher/farmer. The business address is 192 Windward Lane, Hartford, KY 42347.

(d) – (e) Sanctions:  During the last five years, Nancy P. Spinks has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has Nancy P. Spinks, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, a result of which was to subject her to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship: United States of America
XIX. (a) Name: Randy N. Verdi
(b) Address: 9428 Kellog Creek Drive, Mentor, OH 44060
(c) Occupation: Principal occupation has been in insurance services. The business address is 9428 Kellog Creek Drive, Mentor, OH 44060.

(d) – (e) Sanctions:  During the last five years, Randy N. Verdi has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has Randy N. Verdi, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, a result of which was to subject her to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship: United States of America

XX. (a) Name: Yvonne A. Willer
(b) Address: 932 Lynbrook Road, Columbus, OH 43235
(c) Occupation: Principal occupation has been as a homemaker. The business address is 932 Lynbrook Road, Columbus, OH 43235

(d) – (e) Sanctions:  During the last five years, Yvonne A. Willer has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has Yvonne A. Willer, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, a result of which was to subject her to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship: United States of America
XXI. (a) Name: James L. Williams
(b) Address: 1788 Bahama Rd., Lexington, KY 40509
(c) Occupation: Principal occupation has been in automobile auction and salvage services. The business address is 5921 Athens Boonesboro Rd., Lexington, KY 40509.

(d) – (e) Sanctions:  During the last five years, James L. Williams has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has James L. Williams, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, a result of which was to subject her to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship: United States of America

Item 3.	Source and Amount of Funds or Other Consideration
Not Applicable

Item 4.	Purpose of Transaction

The Reporting Persons all privately sold shares of Common Stock of the issuer to Brooke Corporation in accordance with Exhibit B and do not have any plans or proposals that would relate to, or result in, any of the actions set forth in the instruction for Item 4, subparts (a) through (j).

Item 5.	Interest in Securities of the Issuer
I. Michael N. Fink
(a) Aggregate Number and Percentage of Common Stock Beneficially Owned:
None
(b) Number of shares of Common Stock over which Reporting Person has
(i) sole power to vote or direct the vote:	None
(ii) shared power to vote or direct the vote:	None
(iii) sole power to dispose or direct the disposition of:	None
(iv) shared power to dispose or direct the disposition of:	None

(c)           Except with respect to the transactions reported in Exhibit A, which is incorporated by reference herein, none of the Reporting Persons has effected any transactions involving the Common Stock of the Issuer (or any other Issuer securities) during the past sixty days.

(d) None.
(e) Not applicable.
II. Michelle D. Fink
(a) Aggregate Number and Percentage of Common Stock Beneficially Owned:
None
(b) Number of shares of Common Stock over which Reporting Person has
(i) sole power to vote or direct the vote:	None
(ii) shared power to vote or direct the vote:	None
(iii) sole power to dispose or direct the disposition of:	None
(iv) shared power to dispose or direct the disposition of:	None

(c)           Except with respect to the transactions reported in Exhibit A, which is incorporated by reference herein, none of the Reporting Persons has effected any transactions involving the Common Stock of the Issuer (or any other Issuer securities) during the past sixty days.

(d) None.
(e) Not applicable.
III. Norma Lou Fink
(a) Aggregate Number and Percentage of Common Stock Beneficially Owned:
None
(b) Number of shares of Common Stock over which Reporting Person has
(i) sole power to vote or direct the vote:	None
(ii) shared power to vote or direct the vote:	None

(iii) sole power to dispose or direct the disposition of:	None
(iv) shared power to dispose or direct the disposition of:	None

(c)           Except with respect to the transactions reported in Exhibit A, which is incorporated by reference herein, none of the Reporting Persons has effected any transactions involving the Common Stock of the Issuer (or any other Issuer securities) during the past sixty days.

(d) None.
(e) Not applicable.
IV. Larry Allen
(a) Aggregate Number and Percentage of Common Stock Beneficially Owned:
None
(b) Number of shares of Common Stock over which Reporting Person has
(i) sole power to vote or direct the vote:	None
(ii) shared power to vote or direct the vote:	None
(iii) sole power to dispose or direct the disposition of:	None
(iv) shared power to dispose or direct the disposition of:	None

(c)           Except with respect to the transactions reported in Exhibit A, which is incorporated by reference herein, none of the Reporting Persons has effected any transactions involving the Common Stock of the Issuer (or any other Issuer securities) during the past sixty days.

(d) None.
(e) Not applicable.
V. David J. Bensema
(a) Aggregate Number and Percentage of Common Stock Beneficially Owned:
None
(b) Number of shares of Common Stock over which Reporting Person has
(i) sole power to vote or direct the vote:	None
(ii) shared power to vote or direct the vote:	None
(iii) sole power to dispose or direct the disposition of:	None
(iv) shared power to dispose or direct the disposition of:	None

(c)           Except with respect to the transactions reported in Exhibit A, which is incorporated by reference herein, none of the Reporting Persons has effected any transactions involving the Common Stock of the Issuer (or any other Issuer securities) during the past sixty days.

(d) None.
(e) Not applicable.
VI. Marian E. Bensema
(a) Aggregate Number and Percentage of Common Stock Beneficially Owned:
None
(b) Number of shares of Common Stock over which Reporting Person has
(i) sole power to vote or direct the vote:	None
(ii) shared power to vote or direct the vote:	None
(iii) sole power to dispose or direct the disposition of:	None
(iv) shared power to dispose or direct the disposition of:	None

(c)           Except with respect to the transactions reported in Exhibit A, which is incorporated by reference herein, none of the Reporting Persons has effected any transactions involving the Common Stock of the Issuer (or any other Issuer securities) during the past sixty days.

(d) None.
(e) Not applicable.
VII. Steven Barry Bing
(a) Aggregate Number and Percentage of Common Stock Beneficially Owned:
None
(b) Number of shares of Common Stock over which Reporting Person has
(i) sole power to vote or direct the vote:	None
(ii) shared power to vote or direct the vote:	None
(iii) sole power to dispose or direct the disposition of:	None
(iv) shared power to dispose or direct the disposition of:	None

(c)           Except with respect to the transactions reported in Exhibit A, which is incorporated by reference herein, none of the Reporting Persons has effected any transactions involving the Common Stock of the Issuer (or any other Issuer securities) during the past sixty days.

(d) None.
(e) Not applicable.
VIII. David H. or Luella W. Bolender (Trustees of Bolender Family Trust Agreement)
(a) Aggregate Number and Percentage of Common Stock Beneficially Owned:
None

(b) Number of shares of Common Stock over which Reporting Person has
(i) sole power to vote or direct the vote:	None
(ii) shared power to vote or direct the vote:	None
(iii) sole power to dispose or direct the disposition of:	None
(iv) shared power to dispose or direct the disposition of:	None

(c)           Except with respect to the transactions reported in Exhibit A, which is incorporated by reference herein, none of the Reporting Persons has effected any transactions involving the Common Stock of the Issuer (or any other Issuer securities) during the past sixty days.

(d) None.
(e) Not applicable.
IX. Daniel D. Briscoe
(a) Aggregate Number and Percentage of Common Stock Beneficially Owned:
None
(b) Number of shares of Common Stock over which Reporting Person has
(i) sole power to vote or direct the vote:	None
(ii) shared power to vote or direct the vote:	None
(iii) sole power to dispose or direct the disposition of:	None
(iv) shared power to dispose or direct the disposition of:	None

(c)           Except with respect to the transactions reported in Exhibit A, which is incorporated by reference herein, none of the Reporting Persons has effected any transactions involving the Common Stock of the Issuer (or any other Issuer securities) during the past sixty days.

(d) None.
(e) Not applicable.
X. James E. Douglas
(a) Aggregate Number and Percentage of Common Stock Beneficially Owned:
None
(b) Number of shares of Common Stock over which Reporting Person has
(i) sole power to vote or direct the vote:	None
(ii) shared power to vote or direct the vote:	None
(iii) sole power to dispose or direct the disposition of:	None
(iv) shared power to dispose or direct the disposition of:	None
(c) Except with respect to the transactions reported in Exhibit A, which is incorporated by reference herein, none of the Reporting Persons has effected any transactions involving the Common Stock of the Issuer (or any other Issuer securities) during the past sixty days.
(d) None.
(e) Not applicable.
XI. Janet B. Douglas
(a) Aggregate Number and Percentage of Common Stock Beneficially Owned:
None
(b) Number of shares of Common Stock over which Reporting Person has
(i) sole power to vote or direct the vote:	None
(ii) shared power to vote or direct the vote:	None
(iii) sole power to dispose or direct the disposition of:	None
(iv) shared power to dispose or direct the disposition of:	None

(c)           Except with respect to the transactions reported in Exhibit A, which is incorporated by reference herein, none of the Reporting Persons has effected any transactions involving the Common Stock of the Issuer (or any other Issuer securities) during the past sixty days.

(d) None.
(e) Not applicable.
XII. Charles Hamilton
(a) Aggregate Number and Percentage of Common Stock Beneficially Owned:
None
(b) Number of shares of Common Stock over which Reporting Person has
(i) sole power to vote or direct the vote:	None
(ii) shared power to vote or direct the vote:	None
(iii) sole power to dispose or direct the disposition of:	None
(iv) shared power to dispose or direct the disposition of:	None

(c)           Except with respect to the transactions reported in Exhibit A, which is incorporated by reference herein, none of the Reporting Persons has effected any transactions involving the Common Stock of the Issuer (or any other Issuer securities) during the past sixty days.

(d) None.
(e) Not applicable.

XIII. Randall P. Harvey
(a) Aggregate Number and Percentage of Common Stock Beneficially Owned:
None
(b) Number of shares of Common Stock over which Reporting Person has
(i) sole power to vote or direct the vote:	5000
(ii) shared power to vote or direct the vote:	None
(iii) sole power to dispose or direct the disposition of:	5000
(iv) shared power to dispose or direct the disposition of:	None

(c)           Except with respect to the transactions reported in Exhibit A, which is incorporated by reference herein, none of the Reporting Persons has effected any transactions involving the Common Stock of the Issuer (or any other Issuer securities) during the past sixty days.

(d) None.
(e) Not applicable.
XIV. Diane K. Harvey
(a) Aggregate Number and Percentage of Common Stock Beneficially Owned:
None
(b) Number of shares of Common Stock over which Reporting Person has
(i) sole power to vote or direct the vote:	None
(ii) shared power to vote or direct the vote:	None
(iii) sole power to dispose or direct the disposition of:	None
(iv) shared power to dispose or direct the disposition of:	None

(c)           Except with respect to the transactions reported in Exhibit A, which is incorporated by reference herein, none of the Reporting Persons has effected any transactions involving the Common Stock of the Issuer (or any other Issuer securities) during the past sixty days.

(d) None.
(e) Not applicable.
XV. Daniel W. Kemp
(a) Aggregate Number and Percentage of Common Stock Beneficially Owned:
None
(b) Number of shares of Common Stock over which Reporting Person has
(i) sole power to vote or direct the vote:	None
(ii) shared power to vote or direct the vote:	None
(iii) sole power to dispose or direct the disposition of:	None

(iv) shared power to dispose or direct the disposition of:	None

(c)           Except with respect to the transactions reported in Exhibit A, which is incorporated by reference herein, none of the Reporting Persons has effected any transactions involving the Common Stock of the Issuer (or any other Issuer securities) during the past sixty days.

(d) None.
(e) Not applicable.
XVI. Pamela A. Reeves
(a) Aggregate Number and Percentage of Common Stock Beneficially Owned:
None
(b) Number of shares of Common Stock over which Reporting Person has
(i) sole power to vote or direct the vote:	None
(ii) shared power to vote or direct the vote:	None
(iii) sole power to dispose or direct the disposition of:	None
(iv) shared power to dispose or direct the disposition of:	None

(c)           Except with respect to the transactions reported in Exhibit A, which is incorporated by reference herein, none of the Reporting Persons has effected any transactions involving the Common Stock of the Issuer (or any other Issuer securities) during the past sixty days.

(d) None.
(e) Not applicable.
XVII. Hayward F. Spinks
(a) Aggregate Number and Percentage of Common Stock Beneficially Owned:
None
(b) Number of shares of Common Stock over which Reporting Person has
(i) sole power to vote or direct the vote:	None
(ii) shared power to vote or direct the vote:	None
(iii) sole power to dispose or direct the disposition of:	None
(iv) shared power to dispose or direct the disposition of:	None

(c)           Except with respect to the transactions reported in Exhibit A, which is incorporated by reference herein, none of the Reporting Persons has effected any transactions involving the Common Stock of the Issuer (or any other Issuer securities) during the past sixty days.

(d) None.

(e) Not applicable.
XVIII. Nancy P. Spinks
(a) Aggregate Number and Percentage of Common Stock Beneficially Owned:
None
(b) Number of shares of Common Stock over which Reporting Person has
(i) sole power to vote or direct the vote:	None
(ii) shared power to vote or direct the vote:	None
(iii) sole power to dispose or direct the disposition of:	None
(iv) shared power to dispose or direct the disposition of:	None

(c)           Except with respect to the transactions reported in Exhibit A, which is incorporated by reference herein, none of the Reporting Persons has effected any transactions involving the Common Stock of the Issuer (or any other Issuer securities) during the past sixty days.

(d) None.
(e) Not applicable.
XIX. Randy N. Verdi
(a) Aggregate Number and Percentage of Common Stock Beneficially Owned:
None
(b) Number of shares of Common Stock over which Reporting Person has
(i) sole power to vote or direct the vote:	None
(ii) shared power to vote or direct the vote:	None
(iii) sole power to dispose or direct the disposition of:	None
(iv) shared power to dispose or direct the disposition of:	None

(c)           Except with respect to the transactions reported in Exhibit A, which is incorporated by reference herein, none of the Reporting Persons has effected any transactions involving the Common Stock of the Issuer (or any other Issuer securities) during the past sixty days.

(d) None.
(e) Not applicable.
XX. Yvonne A. Willer
(a) Aggregate Number and Percentage of Common Stock Beneficially Owned:
None
(b) Number of shares of Common Stock over which Reporting Person has

(i) sole power to vote or direct the vote:	None
(ii) shared power to vote or direct the vote:	None
(iii) sole power to dispose or direct the disposition of:	None
(iv) shared power to dispose or direct the disposition of:	None

(c)           Except with respect to the transactions reported in Exhibit A, which is incorporated by reference herein, none of the Reporting Persons has effected any transactions involving the Common Stock of the Issuer (or any other Issuer securities) during the past sixty days.

(d) None.
(e) Not applicable.
XXI. James L. Williams
(a) Aggregate Number and Percentage of Common Stock Beneficially Owned:
None
(b) Number of shares of Common Stock over which Reporting Person has
(i) sole power to vote or direct the vote:	None
(ii) shared power to vote or direct the vote:	None
(iii) sole power to dispose or direct the disposition of:	None
(iv) shared power to dispose or direct the disposition of:	None

(c)           Except with respect to the transactions reported in Exhibit A, which is incorporated by reference herein, none of the Reporting Persons has effected any transactions involving the Common Stock of the Issuer (or any other Issuer securities) during the past sixty days.

(d) None.
(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See Exhibit B, form of Offer to Sell Stock, which is incorporated herein by reference pursuant to which reporting persons offered to sell their stock to Brooke Corporation based upon the terms and conditions set forth therein.

See Exhibit C, Power of Attorney for Each Reporting Person, which is incorporated herein by reference pursuant to which reporting persons granted Brooke Corporation a power of attorney to file forms with the Securities and Exchange Commission and take other necessary actions more specifically described therein.

See Exhibit D, form of Consulting Agreement, which is incorporated herein by reference pursuant to which Brooke Corporation retained Michael Fink, a reporting person, to assist Brooke with respect to the Issuer’s stock as more specifically described therein.

See Exhibit E, form of Irrevocable Stock Power, which is incorporated herein by reference pursuant to which reporting persons transferred their stock.

Item 7.	Material to Be Filed as Exhibits

Exhibit A response to Items 5(c)(1) through 5(c)(5)

Exhibit B form of Offer to Sell Stock

Exhibit C Power of Attorney for Each Reporting Person

Exhibit D form of Consulting Agreement

Exhibit E form of Irrevocable Stock Powers

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 13, 2003
Date
BROOKE CORPORATION
/s/Robert D. Orr
Signature
Robert D. Orr, Chief Executive Officer
Name/Title

EXHIBIT A

RESPONSE TO ITEMS 5(c)(1) through 5(c)(5)

Column 1 Item 5(c)(1)	Column 2 Item 5(c)(2)	Column 3 Item 5(c)(3)	Column 4 Item 5(c)(4)	Column 5 Item 5(c)(5)
Brooke Corporation 10950 Grandview Dr. Building 34 Suite 600 Overland Park, KS 66210 Tax identification number: 48-1009756	November 3, 2003 Through November 13, 2003	Acquisition of 450,500	$ 1.51 to $1.91	Private transaction

Michael N. Fink 2581 Walnut Grove Lane Lexington, KY 40509-9757	November 3, 2003	Disposition of 125,000 Shares	$1.91	Private transaction

Michelle D. Fink 2581 Walnut Grove Lane Lexington, KY 40509-9757	November 3, 2003	Disposition of shares held in joint tenancy with Michael N. Fink	$1.91	Private transaction

Norma Lou Fink Route 2, Box 140 Broken Bow, NE 68822	November 3, 2003	Disposition of 5,000 shares	$1.91	Private transaction

Larry Allen 5753 Haddington Drive Dublin, OH 43017	November 7, 2003	Disposition of 10,000 shares	$1.51	Private transaction

David J. Bensema 2108 Woodmont Drive Lexington, KY 40502	November 3, 2003	Disposition of 13,000 shares	$1.51	Private transaction

Column 1 Item 5(c)(1)	Column 2 Item 5(c)(2)	Column 3 Item 5(c)(3)	Column 4 Item 5(c)(4)	Column 5 Item 5(c)(5)
Marian E. Bensema 2108 Woodmont Drive Lexington, KY 40502	November 3, 2003	Disposition of shares held in joint tenancy with David J. Bensema	$1.51	Private transaction

Steven Barry Bing 2120 Cave Spring Place Anchorage, KY 40223	November 3, 2003	Disposition of 13,000 shares	$1.51	Private transaction

David H. or Luella W. Bolender Trustees of Bolender Family Trust Agreement 23647 Ringgold So. Road Circleville, OH 43113	November 7, 2003	Disposition of 10,000 shares	$1.51	Private transaction

Daniel D. Briscoe 1408 Somerhill Way Louisville, KY 40165	November 10, 2003	Disposition of 13,000 shares	$1.51	Private transaction

James E. Douglas 2267 Bahama Road Lexington, KY 40509	November 3, 2003	Disposition of 5,000 shares	$1.51	Private transaction

Janet B. Douglas 2267 Bahama Road Lexington, KY 40509	November 3, 2003	Disposition of shares held in joint tenancy with James E. Douglas	$1.51	Private transaction

Charles Hamilton 1788 Cedar Grove Rd. Sheperdsville, KY 40165	November 7, 2003	Disposition of 6,500 shares	$1.51	Private transaction

Randall P. Harvey 8587 Gosling Way Powell, OH 43065-6629	November 3, 2003	Disposition of 5,000 shares	$1.51	Private transaction

Column 1 Item 5(c)(1)	Column 2 Item 5(c)(2)	Column 3 Item 5(c)(3)	Column 4 Item 5(c)(4)	Column 5 Item 5(c)(5)
Diane K. Harvey 8587 Gosling Way Powell, OH 43065-6629	November 3, 2003	Disposition of shares held in joint tenancy with Randall P. Harvey	$1.51	Private transaction

Daniel W. Kemp 830 Gatehouse Lane Columbus, OH 43235	November 3, 2003	Disposition of 5,000 shares	$1.51	Private transaction

Pamela A. Reeves 2010 Longview Drive Georgetown, KY 40324	November 13, 2003	Disposition of 10,000 shares	$1.51	Private transaction

Hayward F. Spinks 192 Windward Lane Hartford, KY 42347	November 3, 2003	Disposition of 20,000 shares	$1.51	Private transaction

Nancy P. Spinks 192 Windward Lane Hartford, KY 42347	November 3, 2003	Disposition of shares held in joint tenancy with Hayward F. Spinks	$1.51	Private transaction

Randy N. Verdi 9428 Kellogg Creek Drive Mentor, OH 44060-7116	November 3, 2003	Disposition of 5,000 shares	$1.51	Private transaction

Yvonne A. Willer 932 Lynbrook Road Columbus, OH 43235	November 7, 2003	Disposition of 5,000 shares	$1.51	Private transaction

James L. Williams 1788 Bahama Road Lexington, KY 40509	November 5, 2003	Disposition of 200,000 shares	$1.71	Private transaction

EXHIBIT B

FORM OF OFFER TO SELL STOCK

OFFER TO SELL STOCK

THIS OFFER (the “Offer”) is made as of October      , 2003 by the undersigned (the “Seller”).

WHEREAS, Seller owns                      shares of the stock (hereinafter referred to as “Stock” or “Shares”) of First American Capital Corporation (hereinafter referred to as the Company);

WHEREAS, Seller has been informed that Michael Fink (“Fink”) has approached Brooke Corporation, a Kansas corporation, offering to sell Brooke Corporation all of Fink’s shares of the Company’s stock;

WHEREAS, Seller is seeking a buyer for its Stock and contacted Fink to express interest in finding a purchaser for the Stock and offering to sell the Stock to Brooke Corporation;

WHEREAS, Seller has the following close personal relationship with Michael Fink (family, long term acquaintance, etc):                                                                          .

WHEREAS, Seller desires to sell such Stock on certain specified terms and conditions;

NOW THEREFORE, for good and valuable consideration:

Seller offers to sell                             shares of Stock for a price per share of                             Dollars ($               ) (hereinafter the number of shares sold multiplied by the price per share shall be the “Purchase Price”).  Such offer shall be a valid offer outstanding for a period of time commencing on the date of this Offer and expiring                 days thereafter, unless extended by Seller at Seller’s option.  Seller agrees that Seller’s offer may be accepted at any time prior to the expiration of this Offer by written notification to Seller or by presenting the attached Stock Powers to UMB Securities & Transfer Division (the “Transfer Agent”) and payment in full of the Purchase Price to Seller.

Seller hereby submits the following documents to be held in trust until such time as the Offer expires or Brooke Corporation presents to the Transfer Agent the following documents and payment in full of the Purchase Price to the Seller:

1.     Stock certificate(s) evidencing Seller’s ownership of                  shares of Stock.

2.     Stock powers authorizing the Transfer Agent to transfer such Stock and certificates evidencing ownership of such Stock.

3.     A Form W-9.

4.     Power of Attorney permitting Brooke Corporation to file Schedule 13D.

To effect the transfer of Seller’s Stock, Seller expressly authorizes the presentation of such stock certificates and stock powers to the Transfer Agent so long as payment in full of the Purchase Price has been sent to Seller.

Upon expiration of this Offer, the Stock certificates, stock powers and Form W-9 shall be promptly returned to Seller.

Seller acknowledges that Fink may act in an administrative or consulting capacity for one or more buyers with respect to the Stock and may be compensated for such administrative or consulting duties.

Seller represents and warrants that all securities conveyed are free and clear of any claims, liens and encumbrances whatever.

Seller acknowledges that this Offer and any sale are being made according to Seller’s own judgment and at Seller’s discretion as a part of a privately negotiated transaction.  Seller understands that no representations have been made that the Stock is being acquired by Brooke Corporation at a premium, market value or price paid to other shareholders.  Seller acknowledges and agrees that a broker has not been used in connection with this Offer, and accordingly, no brokerage or other transaction fees are due to any person or entity in connection with this Offer.  Seller agrees to cooperate in the filing of any forms or schedules required by law, including federal securities laws.

Seller acknowledges that Seller’s offer may be rejected by Brooke Corporation at any time prior to the presentation of the above documents to the Transfer Agent and submission of the Purchase Price to Seller.

EXECUTED on the date first above written.

SELLER:

(Sign name as it appears on stock certificate)

(Print name as it appears on stock certificate)

(Title of signatory if stock is corporate owned)

IMPORTANT INSTRUCTIONS:  SUBMIT THE ORIGINAL EXECUTED OFFER ALONG WITH THE EXECUTED STOCK POWERS, EXECUTED FORM W-9, ORIGINAL STOCK CERTIFICATE(S) AND POWER OF ATTORNEY.  PLEASE MAIL THESE ITEMS VIA TRACKABLE COURIER (E.G. FEDERAL EXPRESS) TO:  MICHAEL FINK,                                                                                .

EXHIBIT C

POWER OF ATTORNEY FOR EACH REPORTING PERSON

AGREEMENT AND POWER OF ATTORNEY

Know all persons by these presents, that the undersigned by these presents does hereby make, constitute and appoint Robert D. Orr and Kyle Garst, and each of them, as his/her true and lawful attorneys-in-fact to act in his/her name, place and stead, in any way in which he/she could act, granting full power and authority to them to do and perform every act and thing, as fully, to all intents and purposes, as he/she might or could do, with respect to all matters in any way relating to the preparation, execution, mailing, distribution, and/or filings with the Securities and Exchange Commission, including without limitation the filing of Schedule 13D or the group filing of Schedule 13D, together with all amendments to the foregoing, in connection with the undersigned’s sale of First American Capital Corporation stock to Brooke Corporation.  This document shall constitute my agreement in writing that a Schedule 13D may be filed on my behalf and on the behalf of each person and all persons who may be part of a group formed to sell their interests in stock of First American Capital Corporation.

This Agreement and Power of Attorney shall expire on March 31, 2004.

Dated: 10/30/03

/s/Michael N. Fink

Printed Name: Michael N. Fink

Know all persons by these presents, that the undersigned by these presents does hereby make, constitute and appoint Robert D. Orr and Kyle Garst, and each of them, as his/her true and lawful attorneys-in-fact to act in his/her name, place and stead, in any way in which he/she could act, granting full power and authority to them to do and perform every act and thing, as fully, to all intents and purposes, as he/she might or could do, with respect to all matters in any way relating to the preparation, execution, mailing, distribution, and/or filings with the Securities and Exchange Commission, including without limitation the filing of Schedule 13D or the group filing of Schedule 13D, together with all amendments to the foregoing, in connection with the undersigned’s sale of First American Capital Corporation stock to Brooke Corporation.  This document shall constitute my agreement in writing that a Schedule 13D may be filed on my behalf and on the behalf of each person and all persons who may be part of a group formed to sell their interests in stock of First American Capital Corporation.

This Agreement and Power of Attorney shall expire on March 31, 2004.

Dated: 10/30/03

/s/ Michelle D. Fink

Printed Name: Michelle D. Fink

Know all persons by these presents, that the undersigned by these presents does hereby make, constitute and appoint Robert D. Orr and Kyle Garst, and each of them, as his/her true and lawful attorneys-in-fact to act in his/her name, place and stead, in any way in which he/she could act, granting full power and authority to them to do and perform every act and thing, as fully, to all intents and purposes, as he/she might or could do, with respect to all matters in any way relating to the preparation, execution, mailing, distribution, and/or filings with the Securities and Exchange Commission, including without limitation the filing of Schedule 13D or the group filing of Schedule 13D, together with all amendments to the foregoing, in connection with the undersigned’s sale of First American Capital Corporation stock to Brooke Corporation.  This document shall constitute my agreement in writing that a Schedule 13D may be filed on my behalf and on the behalf of each person and all persons who may be part of a group formed to sell their interests in stock of First American Capital Corporation.

This Agreement and Power of Attorney shall expire on March 31, 2004.

Dated: 10/30/03

/s/ Norma Lou Fink

Printed Name: Norma Lou Fink

Know all persons by these presents, that the undersigned by these presents does hereby make, constitute and appoint Robert D. Orr and Kyle Garst, and each of them, as his/her true and lawful attorneys-in-fact to act in his/her name, place and stead, in any way in which he/she could act, granting full power and authority to them to do and perform every act and thing, as fully, to all intents and purposes, as he/she might or could do, with respect to all matters in any way relating to the preparation, execution, mailing, distribution, and/or filings with the Securities and Exchange Commission, including without limitation the filing of Schedule 13D or the group filing of Schedule 13D, together with all amendments to the foregoing, in connection with the undersigned’s sale of First American Capital Corporation stock to Brooke Corporation.  This document shall constitute my agreement in writing that a Schedule 13D may be filed on my behalf and on the behalf of each person and all persons who may be part of a group formed to sell their interests in stock of First American Capital Corporation.

This Agreement and Power of Attorney shall expire on March 31, 2004.

Dated: 10/23/03

/s/ Larry Allen

Printed Name: Larry Allen

Know all persons by these presents, that the undersigned by these presents does hereby make, constitute and appoint Robert D. Orr and Kyle Garst, and each of them, as his/her true and lawful attorneys-in-fact to act in his/her name, place and stead, in any way in which he/she could act, granting full power and authority to them to do and perform every act and thing, as fully, to all intents and purposes, as he/she might or could do, with respect to all matters in any way relating to the preparation, execution, mailing, distribution, and/or filings with the Securities and Exchange Commission, including without limitation the filing of Schedule 13D or the group filing of Schedule 13D, together with all amendments to the foregoing, in connection with the undersigned’s sale of First American Capital Corporation stock to Brooke Corporation.  This document shall constitute my agreement in writing that a Schedule 13D may be filed on my behalf and on the behalf of each person and all persons who may be part of a group formed to sell their interests in stock of First American Capital Corporation.

This Agreement and Power of Attorney shall expire on March 31, 2004.

Dated: 10/8/03

/s/ David J. Bensema

Printed Name: David J. Bensema

Know all persons by these presents, that the undersigned by these presents does hereby make, constitute and appoint Robert D. Orr and Kyle Garst, and each of them, as his/her true and lawful attorneys-in-fact to act in his/her name, place and stead, in any way in which he/she could act, granting full power and authority to them to do and perform every act and thing, as fully, to all intents and purposes, as he/she might or could do, with respect to all matters in any way relating to the preparation, execution, mailing, distribution, and/or filings with the Securities and Exchange Commission, including without limitation the filing of Schedule 13D or the group filing of Schedule 13D, together with all amendments to the foregoing, in connection with the undersigned’s sale of First American Capital Corporation stock to Brooke Corporation.  This document shall constitute my agreement in writing that a Schedule 13D may be filed on my behalf and on the behalf of each person and all persons who may be part of a group formed to sell their interests in stock of First American Capital Corporation.

This Agreement and Power of Attorney shall expire on March 31, 2004.

Dated: 10/8/03

/s/ Marian E. Bensema

Printed Name: Marian E. Bensema

Know all persons by these presents, that the undersigned by these presents does hereby make, constitute and appoint Robert D. Orr and Kyle Garst, and each of them, as his/her true and lawful attorneys-in-fact to act in his/her name, place and stead, in any way in which he/she could act, granting full power and authority to them to do and perform every act and thing, as fully, to all intents and purposes, as he/she might or could do, with respect to all matters in any way relating to the preparation, execution, mailing, distribution, and/or filings with the Securities and Exchange Commission, including without limitation the filing of Schedule 13D or the group filing of Schedule 13D, together with all amendments to the foregoing, in connection with the undersigned’s sale of First American Capital Corporation stock to Brooke Corporation.  This document shall constitute my agreement in writing that a Schedule 13D may be filed on my behalf and on the behalf of each person and all persons who may be part of a group formed to sell their interests in stock of First American Capital Corporation.

This Agreement and Power of Attorney shall expire on March 31, 2004.

Dated: 10/10/03

/s/ Steven Barry Bing

Printed Name: Steven Barry Bing

Know all persons by these presents, that the undersigned by these presents does hereby make, constitute and appoint Robert D. Orr and Kyle Garst, and each of them, as his/her true and lawful attorneys-in-fact to act in his/her name, place and stead, in any way in which he/she could act, granting full power and authority to them to do and perform every act and thing, as fully, to all intents and purposes, as he/she might or could do, with respect to all matters in any way relating to the preparation, execution, mailing, distribution, and/or filings with the Securities and Exchange Commission, including without limitation the filing of Schedule 13D or the group filing of Schedule 13D, together with all amendments to the foregoing, in connection with the undersigned’s sale of First American Capital Corporation stock to Brooke Corporation.  This document shall constitute my agreement in writing that a Schedule 13D may be filed on my behalf and on the behalf of each person and all persons who may be part of a group formed to sell their interests in stock of First American Capital Corporation.

This Agreement and Power of Attorney shall expire on March 31, 2004.

Dated: 10/10/03

/s/ David H. and Luella W. Bolender

Printed Name: David H. and Luella W. Bolender (Trustees of Bolender Family Trust Agreement)

Know all persons by these presents, that the undersigned by these presents does hereby make, constitute and appoint Robert D. Orr and Kyle Garst, and each of them, as his/her true and lawful attorneys-in-fact to act in his/her name, place and stead, in any way in which he/she could act, granting full power and authority to them to do and perform every act and thing, as fully, to all intents and purposes, as he/she might or could do, with respect to all matters in any way relating to the preparation, execution, mailing, distribution, and/or filings with the Securities and Exchange Commission, including without limitation the filing of Schedule 13D or the group filing of Schedule 13D, together with all amendments to the foregoing, in connection with the undersigned’s sale of First American Capital Corporation stock to Brooke Corporation.  This document shall constitute my agreement in writing that a Schedule 13D may be filed on my behalf and on the behalf of each person and all persons who may be part of a group formed to sell their interests in stock of First American Capital Corporation.

This Agreement and Power of Attorney shall expire on March 31, 2004.

Dated: 10/28/03

/s/ Daniel D. Briscoe

Printed Name: Daniel D. Briscoe

Know all persons by these presents, that the undersigned by these presents does hereby make, constitute and appoint Robert D. Orr and Kyle Garst, and each of them, as his/her true and lawful attorneys-in-fact to act in his/her name, place and stead, in any way in which he/she could act, granting full power and authority to them to do and perform every act and thing, as fully, to all intents and purposes, as he/she might or could do, with respect to all matters in any way relating to the preparation, execution, mailing, distribution, and/or filings with the Securities and Exchange Commission, including without limitation the filing of Schedule 13D or the group filing of Schedule 13D, together with all amendments to the foregoing, in connection with the undersigned’s sale of First American Capital Corporation stock to Brooke Corporation.  This document shall constitute my agreement in writing that a Schedule 13D may be filed on my behalf and on the behalf of each person and all persons who may be part of a group formed to sell their interests in stock of First American Capital Corporation.

This Agreement and Power of Attorney shall expire on March 31, 2004.

Dated: 10/3/03

/s/James E. Douglas

Printed Name: James E. Douglas

Know all persons by these presents, that the undersigned by these presents does hereby make, constitute and appoint Robert D. Orr and Kyle Garst, and each of them, as his/her true and lawful attorneys-in-fact to act in his/her name, place and stead, in any way in which he/she could act, granting full power and authority to them to do and perform every act and thing, as fully, to all intents and purposes, as he/she might or could do, with respect to all matters in any way relating to the preparation, execution, mailing, distribution, and/or filings with the Securities and Exchange Commission, including without limitation the filing of Schedule 13D or the group filing of Schedule 13D, together with all amendments to the foregoing, in connection with the undersigned’s sale of First American Capital Corporation stock to Brooke Corporation.  This document shall constitute my agreement in writing that a Schedule 13D may be filed on my behalf and on the behalf of each person and all persons who may be part of a group formed to sell their interests in stock of First American Capital Corporation.

This Agreement and Power of Attorney shall expire on March 31, 2004.

Dated: 10/03/03

/s/ Janet B. Douglas

Printed Name: Janet B. Douglas

Know all persons by these presents, that the undersigned by these presents does hereby make, constitute and appoint Robert D. Orr and Kyle Garst, and each of them, as his/her true and lawful attorneys-in-fact to act in his/her name, place and stead, in any way in which he/she could act, granting full power and authority to them to do and perform every act and thing, as fully, to all intents and purposes, as he/she might or could do, with respect to all matters in any way relating to the preparation, execution, mailing, distribution, and/or filings with the Securities and Exchange Commission, including without limitation the filing of Schedule 13D or the group filing of Schedule 13D, together with all amendments to the foregoing, in connection with the undersigned’s sale of First American Capital Corporation stock to Brooke Corporation.  This document shall constitute my agreement in writing that a Schedule 13D may be filed on my behalf and on the behalf of each person and all persons who may be part of a group formed to sell their interests in stock of First American Capital Corporation.

This Agreement and Power of Attorney shall expire on March 31, 2004.

Dated: 10/17/03

/s/ Charles Hamilton

Printed Name: Charles Hamilton

Know all persons by these presents, that the undersigned by these presents does hereby make, constitute and appoint Robert D. Orr and Kyle Garst, and each of them, as his/her true and lawful attorneys-in-fact to act in his/her name, place and stead, in any way in which he/she could act, granting full power and authority to them to do and perform every act and thing, as fully, to all intents and purposes, as he/she might or could do, with respect to all matters in any way relating to the preparation, execution, mailing, distribution, and/or filings with the Securities and Exchange Commission, including without limitation the filing of Schedule 13D or the group filing of Schedule 13D, together with all amendments to the foregoing, in connection with the undersigned’s sale of First American Capital Corporation stock to Brooke Corporation.  This document shall constitute my agreement in writing that a Schedule 13D may be filed on my behalf and on the behalf of each person and all persons who may be part of a group formed to sell their interests in stock of First American Capital Corporation.

This Agreement and Power of Attorney shall expire on March 31, 2004.

Dated: 10/30/03

/s/ Randall P. Harvey

Printed Name: Randall P. Harvey

Know all persons by these presents, that the undersigned by these presents does hereby make, constitute and appoint Robert D. Orr and Kyle Garst, and each of them, as his/her true and lawful attorneys-in-fact to act in his/her name, place and stead, in any way in which he/she could act, granting full power and authority to them to do and perform every act and thing, as fully, to all intents and purposes, as he/she might or could do, with respect to all matters in any way relating to the preparation, execution, mailing, distribution, and/or filings with the Securities and Exchange Commission, including without limitation the filing of Schedule 13D or the group filing of Schedule 13D, together with all amendments to the foregoing, in connection with the undersigned’s sale of First American Capital Corporation stock to Brooke Corporation.  This document shall constitute my agreement in writing that a Schedule 13D may be filed on my behalf and on the behalf of each person and all persons who may be part of a group formed to sell their interests in stock of First American Capital Corporation.

This Agreement and Power of Attorney shall expire on March 31, 2004.

Dated: 10/30/03

/s/ Diane K. Harvey

Printed Name: Diane K. Harvey

Know all persons by these presents, that the undersigned by these presents does hereby make, constitute and appoint Robert D. Orr and Kyle Garst, and each of them, as his/her true and lawful attorneys-in-fact to act in his/her name, place and stead, in any way in which he/she could act, granting full power and authority to them to do and perform every act and thing, as fully, to all intents and purposes, as he/she might or could do, with respect to all matters in any way relating to the preparation, execution, mailing, distribution, and/or filings with the Securities and Exchange Commission, including without limitation the filing of Schedule 13D or the group filing of Schedule 13D, together with all amendments to the foregoing, in connection with the undersigned’s sale of First American Capital Corporation stock to Brooke Corporation.  This document shall constitute my agreement in writing that a Schedule 13D may be filed on my behalf and on the behalf of each person and all persons who may be part of a group formed to sell their interests in stock of First American Capital Corporation.

This Agreement and Power of Attorney shall expire on March 31, 2004.

Dated: 10/29/03

/s/ Daniel W. Kemp

Printed Name: Daniel W. Kemp

Know all persons by these presents, that the undersigned by these presents does hereby make, constitute and appoint Robert D. Orr and Kyle Garst, and each of them, as his/her true and lawful attorneys-in-fact to act in his/her name, place and stead, in any way in which he/she could act, granting full power and authority to them to do and perform every act and thing, as fully, to all intents and purposes, as he/she might or could do, with respect to all matters in any way relating to the preparation, execution, mailing, distribution, and/or filings with the Securities and Exchange Commission, including without limitation the filing of Schedule 13D or the group filing of Schedule 13D, together with all amendments to the foregoing, in connection with the undersigned’s sale of First American Capital Corporation stock to Brooke Corporation.  This document shall constitute my agreement in writing that a Schedule 13D may be filed on my behalf and on the behalf of each person and all persons who may be part of a group formed to sell their interests in stock of First American Capital Corporation.

This Agreement and Power of Attorney shall expire on March 31, 2004.

Dated: 10/28/03

/s/ Pamela A. Reeves

Printed Name: Pamela A. Reeves

Know all persons by these presents, that the undersigned by these presents does hereby make, constitute and appoint Robert D. Orr and Kyle Garst, and each of them, as his/her true and lawful attorneys-in-fact to act in his/her name, place and stead, in any way in which he/she could act, granting full power and authority to them to do and perform every act and thing, as fully, to all intents and purposes, as he/she might or could do, with respect to all matters in any way relating to the preparation, execution, mailing, distribution, and/or filings with the Securities and Exchange Commission, including without limitation the filing of Schedule 13D or the group filing of Schedule 13D, together with all amendments to the foregoing, in connection with the undersigned’s sale of First American Capital Corporation stock to Brooke Corporation.  This document shall constitute my agreement in writing that a Schedule 13D may be filed on my behalf and on the behalf of each person and all persons who may be part of a group formed to sell their interests in stock of First American Capital Corporation.

This Agreement and Power of Attorney shall expire on March 31, 2004.

Dated: 10/07/03

/s/ Hayward F. Spinks

Printed Name: Hayward F. Spinks

Know all persons by these presents, that the undersigned by these presents does hereby make, constitute and appoint Robert D. Orr and Kyle Garst, and each of them, as his/her true and lawful attorneys-in-fact to act in his/her name, place and stead, in any way in which he/she could act, granting full power and authority to them to do and perform every act and thing, as fully, to all intents and purposes, as he/she might or could do, with respect to all matters in any way relating to the preparation, execution, mailing, distribution, and/or filings with the Securities and Exchange Commission, including without limitation the filing of Schedule 13D or the group filing of Schedule 13D, together with all amendments to the foregoing, in connection with the undersigned’s sale of First American Capital Corporation stock to Brooke Corporation.  This document shall constitute my agreement in writing that a Schedule 13D may be filed on my behalf and on the behalf of each person and all persons who may be part of a group formed to sell their interests in stock of First American Capital Corporation.

This Agreement and Power of Attorney shall expire on March 31, 2004.

Dated: 10/07/03

/s/ Nancy P. Spinks

Printed Name: Nancy P. Spinks

Know all persons by these presents, that the undersigned by these presents does hereby make, constitute and appoint Robert D. Orr and Kyle Garst, and each of them, as his/her true and lawful attorneys-in-fact to act in his/her name, place and stead, in any way in which he/she could act, granting full power and authority to them to do and perform every act and thing, as fully, to all intents and purposes, as he/she might or could do, with respect to all matters in any way relating to the preparation, execution, mailing, distribution, and/or filings with the Securities and Exchange Commission, including without limitation the filing of Schedule 13D or the group filing of Schedule 13D, together with all amendments to the foregoing, in connection with the undersigned’s sale of First American Capital Corporation stock to Brooke Corporation.  This document shall constitute my agreement in writing that a Schedule 13D may be filed on my behalf and on the behalf of each person and all persons who may be part of a group formed to sell their interests in stock of First American Capital Corporation.

This Agreement and Power of Attorney shall expire on March 31, 2004.

Dated: Undated

/s/ Randy N. Verdi

Printed Name: Randy N. Verdi

Know all persons by these presents, that the undersigned by these presents does hereby make, constitute and appoint Robert D. Orr and Kyle Garst, and each of them, as his/her true and lawful attorneys-in-fact to act in his/her name, place and stead, in any way in which he/she could act, granting full power and authority to them to do and perform every act and thing, as fully, to all intents and purposes, as he/she might or could do, with respect to all matters in any way relating to the preparation, execution, mailing, distribution, and/or filings with the Securities and Exchange Commission, including without limitation the filing of Schedule 13D or the group filing of Schedule 13D, together with all amendments to the foregoing, in connection with the undersigned’s sale of First American Capital Corporation stock to Brooke Corporation.  This document shall constitute my agreement in writing that a Schedule 13D may be filed on my behalf and on the behalf of each person and all persons who may be part of a group formed to sell their interests in stock of First American Capital Corporation.

This Agreement and Power of Attorney shall expire on March 31, 2004.

Dated: 10/28/03

/s/ Yvonne A. Willer

Printed Name: Yvonne A. Willer

Know all persons by these presents, that the undersigned by these presents does hereby make, constitute and appoint Robert D. Orr and Kyle Garst, and each of them, as his/her true and lawful attorneys-in-fact to act in his/her name, place and stead, in any way in which he/she could act, granting full power and authority to them to do and perform every act and thing, as fully, to all intents and purposes, as he/she might or could do, with respect to all matters in any way relating to the preparation, execution, mailing, distribution, and/or filings with the Securities and Exchange Commission, including without limitation the filing of Schedule 13D or the group filing of Schedule 13D, together with all amendments to the foregoing, in connection with the undersigned’s sale of First American Capital Corporation stock to Brooke Corporation.  This document shall constitute my agreement in writing that a Schedule 13D may be filed on my behalf and on the behalf of each person and all persons who may be part of a group formed to sell their interests in stock of First American Capital Corporation.

This Agreement and Power of Attorney shall expire on March 31, 2004.

Dated: 10/30/03

/s/ James L. Williams

Printed Name: James L. Williams

EXHIBIT D

FORM OF CONSULTING AGREEMENT

AGREEMENT FOR CONSULTING SERVICES

THIS AGREEMENT MADE this          day of October 2003 (the “Agreement”) by and between Michael Fink, an individual of                               Kentucky, hereinafter referred to as “Consultant,” and Brooke Corporation, a corporation of Overland Park, KS, hereinafter referred to as “Brooke”.

NOW THEREFORE, in consideration of the mutual promises set forth herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1.  Scope of Work.  Consultant will perform consulting services for Brooke, including the following: provide advice to Brooke regarding a prospective investment in First American; provide reports (verbal or written) with respect to First American’s operations; perform administrative functions with respect to making an investment in First American (e.g. gathering stock certificates, processing stock powers, etc.); and, provide advice and reports with respect to maximizing the benefits of any investment in First American.

2. Payment for Services.  As consideration for Consultant’s performance of services as outlined herein, Brooke shall pay Consultant a monthly fee equal to Five Thousand and No/100 ($5,000).  This fee shall include all expenses incurred by Consultant including without limitation all travel costs.

3. Term of Agreement.  This Agreement shall be for a term of 6 months commencing on the date this Agreement is signed by both Brooke and Consultant.

4. Complete Agreement.  This Agreement shall constitute the complete agreement between the parties.  No other agreements or understandings (written or oral) exist between the parties.  No amendment to this Agreement shall be valid or enforceable unless reduced to writing and signed by both parties.

5.  Governing Law.  This Agreement shall be construed and governed by the laws of the State of Kansas.

6.  Mediation/Arbitration.  Any issue, claim or dispute that may arise out of or in connection with or relating to this Agreement and which the parties are not able to resolve themselves by negotiation, shall be submitted to mediation in a manner agreed to by the parties.  The parties agree to use mediation to attempt to resolve such issue, claim or dispute prior to filing any arbitration action, lawsuits, complaints, charges or claims.  The parties will select an independent mediator agreeable to both parties and the mediation will be conducted at a place agreeable to both parties.  In the event the parties are not able to resolve said issue, claim or dispute through mediation, the parties agree to submit the issue, claim or dispute to arbitration administered by the American Arbitration Association under its Commercial Arbitration Rules, and judgment on the award rendered by the arbitrator(s) may be entered in a court having jurisdiction thereof.  The parties agree to use arbitration to resolve any such issue, claim, dispute or controversy prior to and in lieu of filing any lawsuits, complaints, charges or claims.

Consultant:	Brooke:

By:	By:
Name:	Name:
Title:	Title:

EXHIBIT E

FORM OF IRREVOCABLE STOCK POWER

FOR VALUE RECEIVED, the undersigned does hereby sell, assign, and transfer to:

             shares of Common Stock (the “Stock”) of First American Capital Corporation, a Kansas Corporation (the “Company”) represented by Certificates No.                      standing in the name of the undersigned on the books of the Company.

The undersigned does hereby irrevocably constitute and appoint                                          as attorney to transfer said stock on the books of the Company, with full power of substitution in the premises.

Date:

(Sign name as it appears on stock certificate)

(Print name as it appears on stock certificate)

(Title of signatory if stock is corporate owned)